Exhibit 99.1

[MMI Investments, L.P. Letterhead]
September 27, 2010

John B. Mowell
Chairman & Executive Director
EMS Technologies, Inc.
c/o Mowell Financial Group, Inc.
407 East 6th Avenue
Tallahassee, Florida  32303

Dear Chairman Mowell,

MMI Investments, L.P. (“MMI”) is the owner of 1,084,000 shares of EMS Technologies, Inc. (“EMS”), or 7.1% of the outstanding common stock.  As long term value investors we admire the strength and market positioning of EMS’ businesses and support the operational improvement efforts currently underway.  However we find EMS’ corporate strategy and structure overly-complex and disjointed.  Furthermore we are frustrated by EMS’ valuation multiple, which underperforms its peers, and its stock price, which is virtually unchanged in ten years.  We have extensively analyzed EMS’ operations, performance, corporate structure and valuation, both individually and relative to its peers, and concluded that for EMS’ fair value to be realized it will require more than a successful operational streamlining. In our view it will take a strategic streamlining as well.  Therefore we strongly urge the formation of a special committee of independent directors to pursue all strategic alternatives, including the potential sale of the company in whole or parts, to maximize value for EMS stockholders (please see the attached analysis).

An obvious and essential first step is the sale of LXE.  EMS has several attractive mobile connectivity and tracking core operations which are well positioned to benefit from the dramatic future growth in wireless connectivity in commercial aviation voice and data demand – the last frontier for wireless penetration, next generation military communications and mobile asset tracking.  LXE, while an attractive business in its own right with leading market share in its industry niche and a strong operational recovery underway, has no logical connection or potential synergy with its sister companies, whether in manufacturing, sales, technology, strategy, etc.  This lack of coherency cheats both sides of the company from achieving fair value in our view.  Simply put, investors interested in wireless connectivity or logistics technology have several obvious investment options without the added risk of businesses in which they are uninterested.

However, EMS’ core wireless operations are themselves also convoluted, with Defense & Space selling commercial aviation products and both the Aviation and Global Tracking segments selling into defense.  We believe the level of complexity in operations has in the past contributed to poor operational results, and therefore support management’s recent streamlining efforts.  Unfortunately, no amount of restructuring will address EMS’s small size and lack of scale which we strongly believe are also key contributors to EMS’ margin underperformance relative to aerospace & defense industry peers.  While under other circumstances one might seek acquisitions as a remedy, we note that this has been EMS’ stated strategy for many years with virtually no impact on operating income or stock price – both of which are roughly the same as they were ten years ago despite well over $140 million in acquisitions over that time.  Moreover we fear that such efforts are more than highly risky, they may be futile given the size of EMS’ end-markets which are in our view not large enough to support an independent public company like EMS.  It is clear to us that EMS is highly unlikely to ever achieve sufficient scale to justify its existence as an independent operation, let alone generate greater profitability and value creation than as operations within a much larger aerospace and defense conglomerate.

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We appreciate that the Board may have considered strategic alternatives from time to time.  However, we don’t know whether the board recognizes the attractiveness of the current transactional environment.  The M&A market window is not always open, let alone this robust.  The credit crisis provided a glaring object lesson, with dealflow at a virtual standstill from late 2007 through 2009.  2010’s robust M&A recovery, the aggressive return of private equity financing and the financial wherewithal of EMS’ likely strategic acquirers all augur for a highly successful value maximization process at this time.  Our attached analysis presents two scenarios: 1) a sale of the whole company in two transactions for multiples in-line with historical precedents, and 2) a sale of LXE with the remaining core businesses continuing to trade as a public company.  We believe the projected range of stock price improvement for these strategies is potentially from over 20% to over 60%.

In short, we believe EMS has strong businesses within an inefficient public company structure, and that this is the reason it has been such a poor investment for so long.  If there were nothing the board could do about it, the status quo would be acceptable.  However, with the robust M&A environment and EMS’ attractive assets, we believe a resolution is highly achievable and timely, and believe the board should act swiftly to unlock greater stockholder value.  We would appreciate the opportunity to discuss this further and can be reached at (212) 586-4333.

Sincerely,
/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

Attachment

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MMI Investments, L.P. Analysis of EMS Technologies, Inc.
($ in millions except per share amounts)

Scenario 1: EMS Potential Sale Value

LXE 2010E Revenue (1)	$134.7	$134.7	$134.7
LXE Revenue Multiple	0.80x	0.90x	1.00x
LXE Sale Value	107.8	121.2	134.7
Taxes (2)	(16.7)	(21.4)	(26.1)
LXE After-Tax Proceeds	$91.0	$99.8	$108.6

2011E EBITDA ex LXE (3)	$32.4	$32.4	$32.4
Forward Multiple	8.5x	9.0x	9.5x
Enterprise Value	275.4	291.6	307.8
6/30/10 Net Debt / (Cash)	(5.7)	(5.7)	(5.7)
Equity Value ex LXE	281.2	297.4	313.6

Combined Value	372.2	397.1	422.1
Shares	15.2	15.2	15.2
Implied Price per Share	$24.49	$26.13	$27.77
Increase over Current Price (4)	43.3%	52.9%	62.5%

Scenario 2: EMS Potential Trading Value after LXE Sale

LXE 2010E Revenue (1)	$134.7	$134.7	$134.7
LXE Revenue Multiple	0.80x	0.90x	1.00x
LXE Sale Value	107.8	121.2	134.7
Taxes (2)	(16.7)	(21.4)	(26.1)
LXE After-Tax Proceeds	$91.0	$99.8	$108.6

2011E EBITDA ex LXE (3)	$32.4	$32.4	$32.4
Forward Multiple	7.0x	7.5x	8.0x
Enterprise Value	226.8	243.0	259.2
6/30/10 Net Debt / (Cash)	(5.7)	(5.7)	(5.7)
Equity Value ex LXE	232.6	248.8	265.0

Combined Value	323.6	348.5	373.5
Shares	15.2	15.2	15.2
Implied Price per Share	$21.29	$22.93	$24.57
Increase over Current Price (4)	24.6%	34.2%	43.8%

(1) Average of Raymond James, Boenning & Scattergood and Noble Security estimates.
(2) MMI estimate based on an assumed tax basis of $60.0mm.
(3) Average of Needham, Raymond James, Boenning & Scattergood and Noble Security
estimates for total company less average of Raymond James and Boenning & Scattergood estimates for LXE. Does not add-back stock compensation expense.
(4) Based on 09/27/10 closing price of $17.09.

See Disclaimer on the Next Page

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Disclaimer

The analyses appearing on the prior page was prepared by MMI solely for purposes of illustrating MMI’s position with respect to the possible sale of the Company in whole or parts and it may not be relied on by any other person or used for any other purpose.  While MMI believes that the LXE segment and whole-company estimates of third party firms referenced in these analyses reflect those firms’ best judgments on the dates those estimates were reported, MMI has not independently reviewed the assumptions underlying those estimates or the risks and uncertainties to which those estimates are subject.  In these analyses, MMI has relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information obtained by MMI from publicly available sources.  Any estimates or projections for LXE and the whole-company contained in these analyses involve numerous and significant subjective determinations, which may or may not prove to be correct.  No representation or warranty, express or implied, is made as to the accuracy or completeness of any such information.  The assumptions made in connection with these analyses are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to MMI, as MMI prepared these analyses and MMI undertakes no obligation to update or otherwise revise these analyses.

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